UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2 – Arch Hill Ventures N.V.)

(Amendment No. 5 – Arch Hill Capital N.V.)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H.H van Andel

Arch Hill Capital N.V.

Parkweg 2

2585 JJ’s Gravenhag

The Netherlands

Telephone: 01131703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Ventures N.V.

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,567,027 9. Sole Dispositive Power 10. Shared Dispositive Power 5,567,027

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 5,567,027

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 55.79%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.

2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,171,105 8. Shared Voting Power 5,567,027 9. Sole Dispositive Power 3,171,105 10. Shared Dispositive Power 5,567,027

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 8,738,132

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of class Represented by Amount in Row (11) 73.10%

14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 2 to the Schedule 13D (the “Arch Hill Ventures Amendment”) by Arch Hill Ventures N.V. (“Arch Hill Ventures”) and Amendment No. 5 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Arch Hill Ventures.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On February 25, 2004, Arch Hill Capital converted the principal amount of a $3,949,000 promissory note into 1,974,500 shares of Common Stock of the Issuer pursuant to the terms of such note. On February 25, 2004, Arch Hill Ventures converted 1,000 shares of Series A Preferred Stock into 5,567,027 shares of Common Stock of the Issuer. For a further description of the conversion transactions see Item 6.

Item 4.	Purpose of Transaction

(a), (e), (f)

Item 4 is hereby amended and supplemented to add the following:

As described in Item 3 and Item 6, on February 25, 2004 Arch Hill Capital acquired 1,974,500 shares of the Issuer’s Common Stock upon conversion of $3,949,000 in principal of notes held by Arch Hill Capital. As described in Item 3 and Item 6, on February 25, 2004, Arch Hill Ventures acquired 5,567,027 shares of the Issuer’s Common Stock upon conversion of 1,000 shares of Series A Preferred Stock.

(d)	See Item 6.

(g)	The issuance of the Common Stock upon conversion of the notes and Series A Preferred Stock may impede the acquisition of control of the Issuer by any person.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a) (i)	Arch Hill Capital is the beneficial owner of 8,738,132 shares of Issuer’s Common Stock representing approximately 73.10% of Issuer’s Common Stock consisting of (1) 1,196,605 shares of Issuer Common Stock held by Arch Hill Capital (issued upon conversion of $1,914,567 of bridge notes held by Arch Hill Capital on October 4, 2002); (2) 1,974,500 shares of Issuer Common Stock held by Arch Hill Capital (issued upon conversion of $3.94 million in principal of Issuer convertible notes held by Arch Hill Capital at $2.00 per share) (together with the 1,196,605 shares held by Arch Hill Capital the “Arch Hill Capital Shares”); and (3) 5,567,027 shares of Issuer’s Common Stock held by Arch Hill Ventures (issued upon conversion of Series A Preferred Stock held by Arch Hill Ventures) (the “Arch Hill Ventures Shares”).

(ii)	Arch Hill Ventures is the beneficial owner of 5,567,027 shares of Issuer’s Common Stock representing approximately 55.79% of Issuer’s Common Stock consisting of shares issued upon conversion of Series A Preferred Stock held by Arch Hill Ventures.

(b)	The Arch Hill Capital Shares are owned directly by Arch Hill Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares. The Arch Hill Ventures Shares are owned directly by Arch Hill Ventures. Arch Hill Ventures has the power to vote and dispose of the Arch Hill Ventures Shares. Arch Hill Capital controls Arch Hill Ventures and also has the power to vote and dispose of the Arch Hill Ventures Shares.

(c)	On February 25, 2004, Arch Hill Capital converted the principal amount of a $3,949,000 promissory note held by Arch Hill Capital into 1,974,500 shares of Common Stock of the Issuer, pursuant to the terms of such note. On February 25, 2004, Arch Hill Ventures converted 1,000 shares of Series A Preferred Stock into 5,567,027 shares of Common Stock of the Issuer, pursuant to the term of the Series A preferred stock. For a further description of the conversion transactions see Item 6.

Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby amended and supplemented to add the following:

Conversion of Notes

On February 25, 2004, Arch Hill Capital converted the principal amount of a $3,949,000 promissory note into 1,974,500 shares of Issuer Common Stock pursuant to the terms of such note.

Conversion of Series A Preferred Stock

On February 25, 2004, Arch Hill Ventures converted the 1,000 shares of Series A Preferred Stock held by Arch Hill Ventures into 5,567,027 shares of Issuer Common Stock, pursuant to the terms of the Series A Preferred Stock. The shares of Series A Preferred Stock were issued in the First and Second Share Exchanges and by their terms were convertible at the option of the holder into shares of Issuer Common Stock at any time following the authorization and reservation of a sufficient number of shares of Issuer Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer Common Stock.

Effective May 9, 2003, the Issuer and Arch Hill Ventures amended the terms of the Series A Preferred Stock outstanding and reduced the number of authorized shares of Series A Preferred Stock from 100,000 to 1,000 shares with the reduced number of shares having the same number of votes and having the right to convert into the same number of common shares as held prior to the amendment.

On July 28, 2003, the Issuer effected a one-for-twenty reverse common stock split. Proportionate adjustments based on the reverse stock split ratio were also made to the per share exercise price and number of shares issuable upon the exercise of all outstanding convertible securities, including the Series A Preferred Stock. As a result of the one-for-twenty reverse stock split, the 1,000 shares of Series A Preferred Stock were convertible into 5,567,027 shares of Common Stock. As a result of the reverse stock split becoming effective, every twenty shares of Company Common Stock outstanding on July 28, 2003 were combined into one share of Company Common Stock. This action reduced the number of outstanding shares of Issuer Common Stock from approximately 88.2 million to approximately 4.4 million. As a result, there was a sufficient number of authorized shares of Issuer Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer Common Stock.

Lock-Up Agreement

Arch Hill Capital and Arch Hill Ventures agreed on January 20, 2004, in connection with the sale of 10% debentures by the Issuer, that neither they nor their affiliates would, for a period beginning January 20, 2004 and ending 12 months from the date the registration statement relating to the 10% debentures and warrants held by the investors in the January 20, 2004 transaction, is declared effective by the Securities and Exchange Commission, or such earlier date that the issuer repays all amounts due under the 10% debentures or all of the 10% debentures have been fully converted:

•	offer to sell, contract to sell, pledge, grant any rights or otherwise dispose of any shares of Issuer Common Stock held by Arch Hill Capital or Arch Hill Ventures without the prior consent of the 10% debenture holders; or

•	engage in any hedging transactions which are designed or reasonably expected to lead to or result in a disposition of the shares of Issuer Common Stock held by Arch Hill Capital or Arch Hill Ventures.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004	ARCH HILL CAPITAL N.V.

	By:	/s/ H.H. van Andel

H. H. van Andel Chief Executive Officer

Dated: February 25, 2004	ARCH HILL VENTURES N.V.

	By:	/s/ H.H. van Andel

H. H. van Andel Executive Officer